ZOO ENTERTAINMENT, INC.
3805 Edwards Road, Suite 605
Cincinnati, Ohio  45209

February 2, 2010

Mr. Mark P. Shuman
Branch Chief-Legal
Securities and Exchange Commission
Washington, D.C.  20549

RE:	Zoo Entertainment, Inc.
Registration Statement on Form S-1
Filed December 22, 2009
File No.: 333-163937

Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No.: 333-124829

Dear Mr. Shuman

Thank you for your letter dated January 15, 2010 regarding comments on the above filings. We have reviewed your comments and we hereby file with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement on Form S-1 (“Form S-1”), as initially filed with the Commission on December 22, 2009.  We are also delivering five clean and marked complete courtesy copies of the amendment to the Form S-1 to the attention of Mr. Mark P. Shuman of the Commission.

Set forth below are Zoo Entertainment, Inc.’s (the “Company”) responses to the Commission’s comments provided by a letter (the “Comment Letter”) dated January 15, 2010.  The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.  References herein to page numbers refer to page numbers of the marked registration statement, and capitalized terms used herein but not otherwise defined have the same meanings ascribed to such terms in the amendment to the Form S-1.

Form S-1, Filed December 22, 2009 and Form 10-K for the
Fiscal Year Ended December 31, 2008, Filed April 15, 2009.

Forward-Looking Statements, Page 17

COMMENT 1: You refer to the safe-harbor of the Private Securities Litigation Reform Act, which is inapplicable to a penny stock issuer.  In addition, on page 15 you state that you are subject to the penny stock rules.  Please tell us your analysis as to whether you are in fact subject to these rules, and, if so, please remove the reference to the safe harbor of the Private Securities Litigation Reform Act.

Securities and Exchange Commission
February 2, 2010

RESPONSE: We have revised the filing on page 17 to remove the referenced language pursuant to the Staff's comment.  We are subject to the penny stock rules in light of our common stock trading on the Over-The-Counter Bulletin Board at a price that trades below $5.00.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

For the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008, page 21

COMMENT 2:  Please expand your discussion of results of operations to quantify the reasons for your fluctuations in your line items period over period as well as explain in further detail why amounts fluctuated period over period.  Your current disclosures appear to be unclear to readers as to which items are the significant factors.  For example, on page 22, you disclose that the decrease in general and administrative expenses resulted primarily from a reduction in corporate salaries and related costs.  This disclosure is unclear as to if the reduction is a result of headcount reductions or a decrease in salaries.  Similarly, you identify a lower percentage of distribution costs in the 2009 period for selling and marketing expenses, but this decrease is not quantified.  Your enhanced disclosures should enable a reader to better understand the extent to which operating results were impacted by specific factors.  See Section III.B.4 of SEC Release No. 33-8350.

RESPONSE: We expanded our discussion to quantify the reasons for the fluctuations in all applicable items.  Please see pages 22 of the amended Form S-1.

Liquidity and Capital Resources, page 26

COMMENT 3:  We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows.  This does not appear to contribute substantively to an understanding of your cash flows.  Rather, it repeats items that are readily determinable from the financial statements.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  Similarly, you should provide a separate discussion of your investing activities and financing activities.  Please expand your disclosures accordingly.  Refer to the guidance in Section IV of SEC Release No. 33-8350.  Your discussion should include the year ended December 31, 2008 and the nine month period ended September 30, 2009.

Securities and Exchange Commission
February 2, 2010

RESPONSE:  We expanded our discussion pursuant to the Staff's comment.  Please see page 26 of the amended Form S-1.

Critical Accounting Policies and Estimates

Revenue Recognition, page 31

COMMENT 4:  We note your disclosure on page 16, that carrier relationships, among individual products and services, represent meaningful portions of your revenues and net loss in any quarter.  You further disclose that you recognize some payments from carriers on the cash basis.  Please expand your revenue recognition policy to explain your relationship with these carriers and the nature of why you recognize some of the revenue from these carriers on the cash basis.

RESPONSE:  We do not transact business with carriers. We revised our discussion of our risk factors on page 16 to eliminate references to carriers.  As such, our disclosure on page 31 with respect to our revenue recognition policy is correct. Please see page 16 of the amended Form S-1.

Business, page 36

COMMENT 5: With respect to every third-party statement in your prospectus, including without limitation the market data by NPD Group, PricewaterhouseCoopers, Gartner Group and Yankee Group, please provide us with the relevant portions of the industry research reports you cite.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.  Also, please tell us whether all or any of the reports were prepared for you.

RESPONSE:  None of the cited reports were prepared for us.  We compiled our data from publicly available sources.  Please see Appendix A hereto for the relevant portions of the industry research reports that we cite in the Form S-1.  We also made changes to our discussion to update certain of the statistics.  Please see pages 37 and 38 of the amended Form S-1.

Intellectual Property

Platform Licenses, page 41

COMMENT 6:  We note your disclosures throughout your filing that you develop, publish and distribute video game software for Microsoft’s Xbox platform.  However, you do not disclose that you currently have a license from Microsoft to develop and publish products for Xbox.  Please advise.

Securities and Exchange Commission
February 2, 2010

RESPONSE:  We are currently in the process of obtaining a license from Microsoft so we can develop and publish video game software for Microsoft’s Xbox platform.  We have an ongoing distribution relationship with a publisher with a license from Microsoft that allows us to distribute video game software for Microsoft’s Xbox 360.  We have revised the applicable disclosures pursuant to the Staff's comment.  Please see pages 2 and 19 of the amended Form S-1.

Management, page 43

COMMENT 7:  Please ensure that you give complete 5 year business histories of all directors and executive officers in accordance with Item 401(e) of Regulation S-K.  We note that your disclosure for certain individuals is general in nature, and for certain other individuals appears to be incomplete.

RESPONSE:  We have revised our disclosures pursuant to the Staff's comment.  Please see pages 43 and 44 of the amended Form S-1.

COMMENT 8: Please confirm that, if your registration statement is to be declared effective on or after February 28, 2010, you will amend your prospectus to provide the disclosure contemplated by the recent proxy disclosure enhancements release, SEC Release No. 34-61175.

RESPONSE:  We confirm that if the registration statement is declared effective on or after February 28, 2010, we will amend the prospectus to provide the disclosures contemplated by the recent proxy enhancements release, SEC Release No. 34-61175.

Executive Compensation, page 48

COMMENT 9:  Please update your executive compensation disclosure to provide information for your recently-completed fiscal year ended December 31, 2009.  Refer to “Interpretive Responses Regarding Particular Situations” Item 217.11 under Item 402(a) of Regulation S K of our Compliance and Disclosure Interpretations.

RESPONSE:  We have revised executive compensation table to provide information for the fiscal year ended December 31, 2009 pursuant to the Staff's comment.   Please see page 48 of the amended Form S-1.

Security Ownership of Certain Beneficial Owners and Management, page 52

COMMENT 10: Item 403 of Regulation S-K requires columnar disclosure regarding any class of your voting securities, which would appear to include your Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.  Please revise your table to disclose holdings with respect to all classes of your voting stock.

Securities and Exchange Commission
February 2, 2010

RESPONSE:  We have revised our disclosures pursuant to the Staff's comment.  Please see pages 52 and 53 of the amended Form S-1.

COMMENT 11: In the introductory paragraph of this section, you state that, for purposes of the table, you have assumed that all issued and outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock have converted to common stock.  This appears inconsistent with Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1).  We also note that footnote (1) to this table appears to contain contradictory disclosure indicating that proper assumptions were made in accordance with Rule 13d-3(d)(1).  Please advise.

RESPONSE:  We have revised our disclosure pursuant to the Staff's comment. Please see page 52 of the amended Form S-1.

Selling Stockholders, page 55

COMMENT 12:  Please briefly describe in this section the transactions in which each selling shareholder acquired its shares, including how the Plaintiffs originally acquired the Plaintiffs Shares.  Please also confirm that all relevant agreements relating to these transactions have been filed as exhibits to the registration statement.

RESPONSE:  We have revised our disclosure pursuant to the Staff's comment.  Please see page 55 of the amended Form S-1. We confirm that all relevant agreements relating to these transactions have been filed as exhibits to the registration statement.

Where You Can Find Additional Information, page 71

COMMENT 13:  You do not appear to have included all the information required by Item 101(h)(5) of Regulation S-K.  Please revise your document accordingly.

RESPONSE:  We have revised the filing to include the information required by Item 101(h)(5) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-7

COMMENT 14:  We note based on your disclosure on page F-23, that foreign operations represent 20% of your total loss before income taxes for the year ended December 31, 2008.  Please provide in a footnote disclosure, the geographical disclosure requirements of ASC 280-10-50-41.  In addition, we note you disclose your major customers as a percentage of revenue as well as your major products in various parts of your filing.  Please provide these amounts in a footnote disclosure pursuant to ASC 280-10-50-38 through 42.

Securities and Exchange Commission
February 2, 2010

RESPONSE: Our foreign operations are included in discontinued operations for the year ended December 31, 2008 because the company, Zoo Digital, was both acquired and disposed of during the 2008 fiscal year and are not reflected on either the opening or closing balance sheet for 2008.   We have revised the disclosure on page F-23 to indicate that the foreign loss relates to discontinued operations.  The details of the acquisition and disposition are included in Note 4 on page F-15.  Further, we not believe we need to include geographical segments in our footnote disclosure, as our continuing operations are all North American based.  Additionally, we revised the disclosure pursuant to ASC 280-10-50-38 through 42.  Please see pages F-8 and F-38.

3. Basis of Presentation and Significant Accounting Policies

Equity-based Compensation, page F-11

COMMENT 15: We note your common shares have limited trading volume.  In light of this, expand your disclosures to explain how you determined the fair value of your common shares to determine the fair value of your equity-based compensation.  Refer to ASC 718-10-30-2 through 4.

RESPONSE:  We have expanded our disclosure pursuant to the Staff's comment. Please see page F-11 of the filing.

Fair Market Value of Financial Instruments, page F-12

COMMENT 16: We note your issuance of warrants under the Zoo Entertainment Notes on page F-21.  Tell us how you considered the disclosures pursuant to ASC 820-10-50-2.

RESPONSE:  We have revised our discussion pursuant to the Staff’s comments.  Please see pages F-12 and F-21.

4. Business Acquisitions and Dispositions

Zoo Publishing, Inc., page F-14

COMMENT 17: Please provide us with your significance tests performed under Rule 8-04(3)(b) of Regulation S-X that you used to determine that separate financial statements for Zoo Publishing, Inc. are not required to be filed.  In addition, tell us why you believe that Zoo Publishing, Inc. would not qualify as a predecessor entity.

Securities and Exchange Commission
February 2, 2010

RESPONSE:  Zoo Publishing, Inc. was acquired in December 2007 and is considered a predecessor company to Zoo Entertainment.  The financials for Zoo Publishing are included as part of the consolidated 2008 financial statements for the entire year.  The predecessor financial statements for Zoo Publishing, Inc. for the years ended August 31, 2007 and 2006 (audited) and for the three months ended November 30, 2007 and 2006 (unaudited) were filed with the Current Report on Form 8-K filed with the Commission on September 18, 2008 in connection with the merger.

13. Notes Payable, page F-20

COMMENT 18: We note that you used an independent valuation firm to fair value the warrants issued to the Zoo Entertainment noteholders.  Your disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant.  In this regard, your response should address Question 141.02 of Compliance and Disclosure Interpretations (“C&DIs”) comprise the Division’s interpretations of the Securities Act Sections.

RESPONSE:  We have revised the filing to remove the reference to an independent valuation firm pursuant to the Staff's comment.  Please see page F-21.

Financial Statements for the Period Ended September 30, 2009

Note 3. Basis of Presentation and Significant Accounting Policies

Goodwill and Intangible Assets, page F-40

COMMENT 19: We note you disclose that you incurred a triggering event on November 20, 2009, which resulted in an impairment charge as of September 30, 2009.  Clarify your disclosures to clearly indicate that your impairment test performed on November 20, 2009 indicated that your goodwill was impaired as of September 30, 2009.  Refer to ASC 350-20-35-30.  In addition, revise your disclosures to discuss each of the items outlined in ASC 350-30-50-3 for your intangible asset impairment loss.  For example, you should disclose how you determined the fair value of the content intangible asset and disclose the reasons for the impairment.

RESPONSE:  We expanded our discussion pursuant to the Staff's comment.  Please see page F-40 of the amended Form S-1.

COMMENT 20: We note your statement that in respect to your goodwill impairment charge, you will perform a formal impairment analysis during the fourth quarter of 2009 and adjust the impairment estimates accordingly, if necessary.  We note your impairment charge eliminated your goodwill balance.  Tell us whether you have completed this impairment analysis.

Securities and Exchange Commission
February 2, 2010

RESPONSE:  The Company is performing a formal impairment analysis as of September 30, 2009 in connection with the annual audit for the year ended December 31, 2009.  This will be finalized before filing Form 10-K for the year ended December 31, 2009 and we will adjust the impairment estimates accordingly, if necessary.

Note 9. Credit and Financing Arrangements, Atari Agreement and Other Customer Advances, page F-45

COMMENT 21: Tell us why you do not view the advances from customers as loans or as financing.  Since the terms of these advances have debt-like features, these advances appear to represents loans to the company. Please advise.

RESPONSE:  We treat the advances from Atari as current liabilities because these are prepayments from a distributor received usually between five to sixty days prior to shipment of the goods.  These advances are offset when the goods are shipped.  The advance from S2G Inc. was to ensure their exclusivity as our Canadian distributor and is intended to be repaid as sales are made to them over the next twelve months, making this a current liability.  We reclassified this advance to the Financing section in the Statement of Cash Flow because this is interest bearing and has a fixed maturity date indicating those characteristics similar to a loan.  Please see revised pages F-34 & F-55.  The warrants that were issued to Solutions 2 Go, Inc. in conjunction with the exclusive Canadian distribution are accounted for as an interest expense because these warrants are an element of the $1.99 million loan with a fixed maturity date.

COMMENT 22: Tell us why you are accounting for the warrants issued to Solutions 2 Go, Inc. as an interest expense instead of a reduction of revenue.  Cite the accounting literature that supports your accounting.

RESPONSE:  Please see our response to Comment 21 above.  As discussed above, since we treat the advance to Solutions 2 Go as a debt instrument, we use the guidance in ASC 470-20-25-2, Debt Instruments with Detachable Warrants, to account for the warrants.

Note 13. Stockholders’ Equity (Deficiency) and Stock-Based Compensation Arrangements, page 53

COMMENT 23: We note that Messrs. Seremet and Rosenbaum have entered into a Guaranty with Wells Fargo an option to purchase that number of shares of common stock of the company equal to  6.25%.  Explain how you are accounting for this option.

Securities and Exchange Commission
February 2, 2010

RESPONSE:  The Company’s obligation to grant options to purchase the number of shares of common stock of the company equal to 6.25% of total equity interest for each of Messrs. Seremet and Rosenbaum will be recorded as a current liability based on the fair market value of the options to be issued based in part on the implied equity value of the Company as a result of the November 20, 2009 equity transaction on the date of the commitment.    Based on the anticipated vesting period of these options, the amount will be expensed as equity compensation in 2009 and will be recorded as a current liability as of December 31, 2009.  Once the underlying shares are authorized to enable us to grant the options, the options will be valued according to ASC 718. The compensation expense will be adjusted accordingly, the current liability will be relieved and the value of the options will be recorded as additional paid-in-capital.

COMMENT 24: Revise to include a table that shows the warrant and option activity throughout the interim period.  That is, consider providing the disclosures outlined in ASC 718-10-50-2.

RESPONSE:   We expanded our discussion in the filing and considered the disclosure requirements outlined in ASC 718-10-50-2.  Please see page F-54 of the amended Form S-1.

Note 20. Subsequent Events, page F-57

COMMENT 25:  You disclose that $11.8 million of existing debt and related accrued interest will convert into Series B Preferred Stock.  Consider adding disclosures as outlined in ASC 855-10-50-2 and 3 to show the effects of this transaction.

RESPONSE:  We expanded our discussion accordingly.  Please see page F-58 of the amended Form S-1.

Part II - Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 73

COMMENT 26: You disclose several sales of unregistered securities taking place on August 31, 2009, November 20, 2009 and December 16, 2009, but you do not appear in all cases to have filed an electronic Form D with respect to the sale.  Please advise.

RESPONSE:  We confirm that: the filing of Form D with respect to the sale of unregistered securities on November 20, 2009 was filed on December 17, 2009; and the filing of Form D with respect to the sale of unregistered securities on December 16, 2009 was filed on December 22, 2009.  With respect to the sale of unregistered securities on August 31, 2009, we did not file an electronic Form D in connection with the transaction as the issuance was made to a non-U.S. person and satisfies the other conditions for issuance under the provisions of Regulation S promulgated under the Securities Act of 1933, as amended.  Accordingly, we believe that an electronic Form D filing was not required. We have revised the disclosure on page 75 of the filing to properly reflect the exemption that was relied upon in connection with this transaction.

Securities and Exchange Commission
February 2, 2010

Item 17. Undertakings, page 85

COMMENT 27:  You have not included the undertaking set forth in Item 512(h) of Regulation S-K.  Please include this undertaking in your future amendments, or advise use as to why you think this is not required.

RESPONSE:  We have revised the filing to include the undertaking set forth in Item 512(h) of Regulation S-K.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 9A(T). Controls and Procedures

Evaluation of disclosure controls and procedures, page 41

COMMENT 28: We note the following items related to your evaluation of disclosure controls and procedures.  Refer to Item 307 of Regulation S-K.  Please amend your filing for the following:

•
The evaluation of disclosure controls and procedures is separate from management’s annual report on internal control over financial reporting.  As such, your references under this section should be disclosure controls and procedures, rather than internal control over financial reporting or internal controls and procedures.

•
You disclose that your management has determined that you have a material weakness, however you have not disclosed your plan to remediate your material weakness.  Revise to discuss your plan of remediation.  When discussing remediation of material weaknesses, please also provide an estimated timetable for remediation and disclose any associated material costs, to the extent known.

RESPONSE:  We intend to amend the 10-K filing by revising the disclosure therein as set forth below.  Please confirm if the following discussion addresses the concerns set forth in Comment 28:

Evaluation of Disclosure Controls and Procedures.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this report.

Securities and Exchange Commission
February 2, 2010

In designing and evaluating our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

No system of controls can prevent errors and fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur. Controls can also be circumvented by individual acts of some people, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with its policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on the evaluation of the effectiveness of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were not effective at a reasonable assurance level.

Our management has determined that we have a material weakness in our internal control over financial reporting related to not having a sufficient number of personnel with the appropriate level of experience and technical expertise to appropriately resolve non-routine and complex accounting matters or to evaluate the impact of new and existing accounting pronouncements on our consolidated financial statements while completing the financial statements close process.

Until this deficiency in our internal control over financial reporting is remediated, there is a reasonable possibility that a material misstatement to our annual or interim consolidated financial statements could occur and not be prevented or detected by our internal controls in a timely manner.

Due to resource constraints in 2009, both monetary and time, we were not able to appropriately address this matter in 2009.  We are committed to addressing this in 2010 and we will reassess our accounting and finance staffing levels to determine and seek the appropriate accounting resources to be added to the team to handle the existing workload.

Securities and Exchange Commission
February 2, 2010

Changes in controls and procedures.

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management’s annual report on internal control over financial reporting, page 41

COMMENT 29: We note the following items related to Management’s annual report on internal controls over financial reporting.  Your disclosures do not appear to be compliant with Item 308 of Regulation S-K.  Please amend your filing for the following:

•
Your statement that management is responsible for establishing and maintaining adequate internal controls over financial reporting should be moved from under evaluation of disclosure controls and procedures.  Refer to Item 308(a)(1).

•	Identify the framework used by management. Refer to Item 308(a)(2).

•	Provide management’s assessment of the effectiveness of the registrant’s internal control over financial reporting. Refer to Item 308(a)(3).

•
Please remove the sentence in your second paragraph that begins with, “Subject to the limitations above…” or provide us with the authoritative guidance that supports this statement in your internal control over financial reporting.

•	Revise your references from disclosure controls and procedures to internal control over financial reporting.

RESPONSE:  We intend to amend the 10-K filing by revising the disclosure therein as set forth below.  Please confirm if the following discussion addresses the concerns set forth in Comment 29:

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, or GAAP. Our internal control over financial reporting includes those policies and procedures that:

Securities and Exchange Commission
February 2, 2010

• pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions involving our assets;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the framework set forth in the report entitled Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has determined that we have a material weakness in our internal control over financial reporting related to not having a sufficient number of personnel with the appropriate level of experience and technical expertise to appropriately resolve non-routine and complex accounting matters or to evaluate the impact of new and existing accounting pronouncements on our consolidated financial statements while completing the financial statements close process.  Based on this evaluation, management determined that our system of internal control over financial reporting was not effective as of December 31, 2009.

This report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only a management’s report in this report.

Please call the undersigned at (212) 692-6784 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties.

Ivan K. Blumenthal Esq.
Mintz, Levin, Cohn, Ferris,

Securities and Exchange Commission
February 2, 2010

Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Sincerely,

/s/ Mark Seremet
Mark Seremet
Chief Executive Officer

cc:
Ivan K. Blumenthal Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
Fax: (212) 983-3115